FORM RW

Gas Ships Limited
109 Kifisias Avenue and Sina Street
151 24 Marousi
Athens, Greece
June 15, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:       Gas Ships Limited
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-222911)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act"), Gas Ships Limited, a Marshall Islands corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement on Form F-1 (File No. 333-222911), together with all exhibits thereto, which was initially live filed with the Commission on February 7, 2018, as thereafter amended (the "Registration Statement"). The Registration Statement has not been declared effective by the Commission.
At this time, the Company has determined not to proceed with the spin-off contemplated by the Registration Statement. The Company confirms that no securities were sold or distributed in connection with the spin-off described in the Registration Statement.
Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at CFO@dryships.com, with a copy to the Company's legal counsel, Gary J. Wolfe of Seward & Kissel LLP, via email at wolfe@sewkis.com.
The Company also respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this application, please contact Gary J. Wolfe of Seward & Kissel LLP by telephone at (212) 574-1223 or by email at wolfe@sewkis.com.

Sincerely

GAS SHIPS LIMITED

By:	/s/ Dimitris Dreliozis
Name: Dimitris Dreliozis Title: Chief Financial Officer